UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No.1)*
Shengkai Innovations, Inc.
(Name of Issuer) Common Stock, $0.001 par value
(Title of Class of Securities) 82321P203
(CUSIP Number) Wang Chen No.106 Zhonghuan South Road, Airport Industrial Park Tianjin, People's Republic of China 300308 Tel: (86) 22-5883 8509
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) March 2, 2012
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82321P203

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Long Sunny Limited
2. Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3. SEC Use Only
4. Source of Funds (See Instructions) N/A
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6. Citizenship or Place of Organization British Virgin Island

Number of Shares Bene- ficially by Owned by Each Reporting Person With	7. Sole Voting Power 8,462,600
8. Shared Voting Power 0
9. Sole Dispositive Power 8,462,600
10. Shared Dispositive Power 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person 8,462,600
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13. Percent of Class Represented by Amount in Row (11) 50.86%
14. Type of Reporting Person (See Instructions) CO, HC

This Amendment No. 1 relates to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on behalf of Long Sunny Limited, a British Virgin Islands corporation (“Long Sunny”), on June 23, 2008 (the “Schedule 13D”), relating to the common stock, $0.001 par value per share (the “Common Stock”), of Shengkai Innovations, Inc., a Florida corporation (“Shengkai” or the “Issuer”). The information set forth in the Schedule 13D is amended by this Amendment No. 1 only as specifically stated. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

The number of shares of Common Stock in this Amendment No. 1 has been adjusted pursuant to a one-for-two reverse stock split of the Issuer’s issued and outstanding common stock, effective March 9, 2012.

Item 1. Security and Issuer

Item 1 of the Schedule 13D is hereby replaced in its entirety with the following:

This statement on Schedule 13D refers to the shares of Common Stock of Shengkai Innovations, Inc., a Florida corporation ("Shengkai" or the "Issuer"). The Issuer’s principal executive offices are located at No. 106 Zhonghuan South Road, Airport Industrial Park, Tianjin, People’s Republic of China 300308.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby replaced in its entirety with the following:

(a)      As of March 9, 2012, the Reporting Person beneficially owned 8,462,600 shares of the Issuer's Common Stock, which represents approximately 50.86% of the Issuer's Common Stock, based on 16,638,307 shares of Common Stock issued and outstanding as of March 9, 2012.

In determining the Reporting Person’s beneficial ownership of the Issuer’s Common Stock as of a given date, the number of shares shown includes shares of Common Stock which may be acquired on exercise of warrants or options or conversion of convertible securities within 60 days of that date. Specifically, to calculate the percent of Common Stock owned by the Reporting Person as of March 9, 2012, (a) the numerator is the number of shares of Common Stock beneficially owned, including shares which may be acquired within 60 days on exercise of warrants or options and conversion of convertible securities, and (b) the denominator is the sum of (i) the total shares of Common Stock outstanding on March 9, 2012, and (ii) the total number of shares that the Reporting Person may acquire upon conversion of the preferred and on exercise of the warrants and options within 60 days.

(b)      The Reporting Person is deemed to hold the sole voting and dispositive power over 8,462,600 shares of Common Stock of the Issuer as issued to the Reporting Person.

(c)      Other than the transaction reported herein, the Reporting Person has not effected any transactions in the shares of the Issuer during the past 60 days or since the most recent filing of Schedule 13D, whichever is less.

(d)      To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of the 8,462,600 shares of Common Stock reported in Item 5(a).

(e)      Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  March 12, 2012

Long Sunny Limited

By:	/s/ Wang Chen
Name: Wang Chen
Title: Chief Executive Officer